UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                USAir Group, Inc.
                  --------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                 Series B Cumulative Convertible Preferred Stock
               --------------------------------------------------
                         (Title of Class of Securities)

                            911905107 (Common Shares)
                      911905305 (Series B Preferred Shares)
                   ------------------------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 16, 1996
                          ----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 5 Pages

                                  SCHEDULE 13D

CUSIP No. 911905107 (Common Shares)                            Page 2 of 5 Pages
          911905305 (Series B Preferred Shares)

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros (in his capacity as the sole proprietor of Soros Fund Management)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          3,240,771      Common Shares 1
   Shares                             297,200      Series B Preferred Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           3,240,771      Common Shares 1
    With                              297,200      Series B Preferred Shares
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,240,771      Common Shares 1
                                      297,200      Series B Preferred Shares

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             4.99% of the Common Shares 1
                     6.97% of the Series B Preferred Shares

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------

1 Includes Common Shares issuable upon conversion of the Series B Preferred Shares.

                                                               Page 3 of 5 Pages


               This Amendment No. 2 to Schedule 13D relates to shares of Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Shares") and shares of Common Stock, par value $1.00 per share (the "Common Shares" and together with the Series B Preferred Shares, the "Shares"), of USAir Group, Inc. (the "Issuer") and amends the initial statement on Schedule 13D, dated April 29, 1996, and Amendment No. 1 thereto dated July 30, 1996 (collectively, the "Initial Statement"). This Amendment No. 2 is being filed to report that: (i) Soros Fund Management ("SFM"), of which the Reporting Person (as defined in the Initial Statement) is sole proprietor, on behalf of and in its capacity as principal investment advisor to Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), and Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar Partners"), both of which have Series B Preferred Shares held for their accounts, has mailed to the Secretary of the Issuer a request for a special meeting of the holders of Series B Preferred Shares (the "Special Meeting"), and (ii) solely as a result of an increase in the number of outstanding Common Shares, the Reporting Person may no longer be deemed to be the beneficial owner of more than 5% of the outstanding Common Shares. The Special Meeting, which was requested pursuant to the Certificate of Designation of the Series B Preferred Shares (the "Certificate"), would be convened for the purpose of electing two additional directors to the Board of Directors of the Issuer. Such directors are contemplated to be elected by the holders of the Series B Preferred Shares when dividends payable on the Series B Preferred Shares have not been paid for six quarters. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The information set forth in the Initial Statement is amended as set forth herein.

Item 4.        Purpose of Transaction.

               Quantum Partners and Quasar Partners acquired all of the Shares reported herein as being held for their respective accounts for investment purposes.

               Section 5 of the Certificate provides that when dividends payable on the Series B Preferred Shares have been unpaid for six quarters, whether or not consecutive, the holders of the Series B Preferred Shares shall have "the exclusive right, voting separately as a class, to elect two directors of the Corporation (the "Election Right"), such directors to be in addition to the number of directors constituting the Board immediately prior to the accrual of such right . . . ." This Section  further  states that the Election Right may be exercised at a special meeting of the holders of the Series B Preferred Shares, and that such a meeting shall be convened at the earliest practicable date upon written request addressed to the Secretary of the Corporation by 20% of the holders of the aggregate Liquidation Preference (as defined in the Certificate) of the Series B Preferred Shares.

               The Election Right has vested due to the fact that dividends on the Series B Preferred Shares have been unpaid for six quarters. Accordingly, on October 16, 1996, pursuant to Section 5 of the Certificate, SFM, on behalf of each Quantum Partners and Quasar Partners, mailed a request for the Special Meeting to the Secretary of the Issuer requesting that such meeting be convened at the earliest practicable date for the purpose of electing two additional directors to the Board of Directors of the Issuer. The number of Series B Preferred Shares held for the accounts of Quantum Partners and Quasar Partners is 240,400 and 56,800, respectively, or 297,200 in the aggregate, representing 6.97% of the outstanding Series B Preferred Shares. The foregoing description of the provisions of the Certificate is qualified in its entirety by the actual provisions of the Certificate.

               Except as described herein and in the Initial Statement, neither the Reporting Person nor, to the best of his knowledge, any of the other persons identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of securities of the Issuer at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of SFM Clients, market conditions or other factors.

                                                               Page 4 of 5 Pages


Item 5.        Interest in Securities of the Issuer.

          (a) (i) The aggregate number of Common Shares of which the Reporting Person may be deemed a beneficial owner is 3,240,771 (approximately 4.99% of the total number of outstanding Common Shares assuming conversion of the Series B Preferred Shares held for the accounts of Quantum Partners and Quasar Partners). This number consists of the equivalent of: (1) 3,099,197 Common Shares held for the account of Quantum Partners held for the account of Quasar Partners (which consists of 2,500,000 Common Shares held for the account of Quantum Partners and 599,197 Common Shares issuable upon conversion of 240,400 Series B Preferred Shares held for the account of Quantum Partners), and (2) 141,574 Common Shares (which is the number of Common Shares issuable upon conversion of the 56,800 Series B Preferred Shares held for the account of Quasar Partners).

               (ii) The aggregate number of Series B Preferred Shares of which the Reporting Person may be deemed a beneficial owner is 297,200 (approximately 6.97% of the total number of Series B Preferred Shares outstanding). This number consists of: (1) 240,400 Series B Preferred Shares held for the account of Quantum Partners, and (2) 56,800 Series B Preferred Shares held for the account of Quasar Partners.

          (b) Pursuant to the terms of the contract between Quantum Partners and SFM, the Reporting Person may be deemed to have sole power to direct the voting and disposition of securities held for the account of Quantum Partners, including 2,500,000 Common Shares and 240,400 Series B Preferred Shares held for the account of Quantum Partners. Pursuant to the terms of the contract between Quasar Partners and SFM, the Reporting Person may be deemed to have sole power to direct the voting and disposition of securities held for the account of Quasar Partners, including the 56,800 Series B Preferred Shares held for the account of Quasar Partners.

          (c) There have been no transactions effected by the Reporting Person with respect to the Common Shares during the past 60 days. There have been no transactions effected by the Reporting Person with respect to the Series B Preferred Shares during the past 60 days.

          (d) The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Quantum Partners in accordance with their ownership interests in Quantum Partners. The partners of Quasar Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Quasar Partners in accordance with their ownership interests in Quasar Partners.

          (e) The Reporting Person recently became aware that he may no longer be deemed to be the beneficial owner of more than 5% of the outstanding Common Shares due to an increase in the number of outstanding Common Shares.

                                                               Page 5 of 5 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  October 22, 1996                            GEORGE SOROS


                                            By:  /S/ SEAN C. WARREN
                                                 ------------------------------
                                                 Sean C. Warren
                                                 Attorney in Fact